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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Bailey, Jr.                        Essel                  W.
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   (Last)                           (First)             (Middle)

900 Victors Way, Suite 345
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                                    (Street)

Ann Arbor                           MI                  48108
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Omega Worldwide, Inc. (OWWI)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


January, 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [ ]  Other (specify below)

President, CEO and Chairman
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7. Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person [_] Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                         1/28/2000        A*       V     10,000      A      $4.875    332,630        D
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                                                                                                  520,804        I         **
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*Common stock acquired represents 10,000 shares of restricted stock granted under the Company's Stock Option and Restricted Stock
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Plan which shares vest over an 18-month period with one-third vesting on July 28, 2000, one third  vesting on January 28, 2001
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and one-third vesting on July 28, 2001.
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**Owned directly by Menakka Bailey; Essel W. Bailey, Jr. disclaims beneficial ownership in said shares.
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NOTE:  Essel W. Bailey, Jr. is a trustee of the Montague Foundation.  The foundation holds 5,613 shares of Omega Worldwide, Inc.
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common stock.  Mr. Bailey disclaims any beneficial ownership in those shares (Rule 16a - 1(a)(2)).
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Options (right
        to buy)   $4.875   01/28/2000  A*   V  50,000         *        *      Common     50,000           188,000    D
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Explanation of Responses:

*On January 28, 2000, 50,000 incentive stock options were granted to the undersigned. Options are exercisable as to one-third of the shares after January 28, 2001, as to an additional one-third after January 28, 2002, and as to the balance after January 28, 2003, all at an exercise price of $4.875. Incentive stock options expire ten years after granted.


/s/ Essel W. Bailey, Jr.
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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